Exhibit 99.(4)(b)

INVESTMENT MANAGEMENT AND ADMINISTRATION FEE AGREEMENT

FOR UBS PACE REAL ESTATE SECURITIES INVESTMENTS

Agreement made as of November 30, 2006 between UBS PACE Select Advisors Trust, a Delaware statutory trust (“Trust”), on behalf of UBS PACE Real Estate Securities Investments (“Portfolio”), a series of shares of beneficial interest of the Trust, and UBS Global Asset Management (Americas) Inc. (“UBS Global AM”), a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

WHEREAS, the Trust has appointed UBS Global AM as investment manager and administrator for each series of shares of beneficial interest of the Trust as now exists and as hereafter may be established, pursuant to an Investment Management and Administration Agreement dated as of April 1, 2006, and amended as of August 1, 2006 between the Trust and UBS Global AM (“Management Agreement”); and

WHEREAS, the Portfolio has been established as a new series of shares of the Trust;

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1. For the administrative services provided to the Portfolio, the Portfolio will pay to UBS Global AM a fee, computed daily and paid monthly, at an annual rate of 0.20% of the Portfolio’s average daily net assets.

2. For the investment management services provided to the Portfolio, the Portfolio shall pay to UBS Global AM a fee, computed daily and paid monthly on the first business day of the next succeeding calendar month, at the annual percentage rate of such Portfolio’s average daily net assets as set forth below:

Portfolio Assets	Fee
$0-500 million	0.600%
Above $500 million and up to $1 billion	0.550%
Above $1 billion and up to $1.5 billion	0.525%
Above $1.5 billion and up to $2 billion	0.500%
Above $2 billion	0.475%

3. The fee shall be computed daily and paid monthly to UBS Global AM on the first business day of the next succeeding calendar month.

4. If this Fee Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective day to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

5. This Fee Agreement shall be subject to all terms and conditions of the Management Agreement.

6. This Fee Agreement shall become effective upon the date written above, provided that it shall not take effect unless it has first been approved (i) by a vote of a majority of the Trustees of the Trust who are not parties to this Fee Agreement or the Management Agreement or interested persons of any such persons at a meeting called for the purpose of such approval and (ii) by vote of a majority of the Portfolio’s outstanding voting securities.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized officers as of the day and year first written above.

UBS PACE SELECT ADVISORS TRUST

By:	/s/ Joanne M. Kilkeary
	Name:	Joanne M. Kilkeary
	Title:	VP & Assistant Treasurer

By:	/s/ Tammie Lee
	Name:	Tammie Lee
	Title:	VP & Assistant Secretary

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Keith A. Weller
	Name:	Keith A. Weller
	Title:	Executive Director and Sr. Assoc. Gen. Counsel

By:	/s/ Eric Sanders
	Name:	Eric Sanders
	Title:	Director & Assoc. General Counsel